SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                         Stanley Furniture Company, Inc.
                         -------------------------------
                                (Name of Issuer)

                     Common Stock , Par Value $.02 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    854305208
                                    ---------
                                 (CUSIP Number)

                               David W. Robertson
                       McGuire, Woods, Battle & Boothe LLP
                                One James Center
                            Richmond, Virginia 23219
                                 (804) 775-1031
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)
                                December 31, 1997
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                  Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See
         Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 854305208
                                  Schedule 13D

1)       Names of Reporting Persons/I.R.S. Identification Nos. of
         --------------------------------------------------------
         Above Persons (Entities Only)
         -----------------------------

         Albert L. Prillaman

2)       Check the Appropriate Row if a Member of a Group (See
         ------------------------------------------------
         Instructions)
         -------------
         (a)
         (b)

3)       SEC Use Only
         ------------

4)       Source of Funds (See Instructions)
         ----------------------------------

         OO

5)       Check if Disclosure of Legal Proceedings is Required
         ----------------------------------------------------
         Pursuant to Item 2(d)or 2(e)
         ----------------------------

6)       Citizenship or Place of Organization                     United States
         ------------------------------------

         Number of           7) Sole Voting Power                       306,342
                                -----------------
         Shares Bene-
         ficially            8) Shared Voting Power                           0
                                -------------------
         Owned by
         Each                9) Sole Dispositive Power                  306,342
                                ----------------------
         Reporting
         Person With         10)  Shared Dispositive Power                    0

11)      Aggregate Amount Beneficially Owned by Each Reporting Person
         ------------------------------------------------------------

         306,342

12)      Check if the Aggregate Amount in Row (11) Excludes Certain
         ----------------------------------------------------------
         Shares (See Instructions)
         -------------------------

13)      Percent of Class Represented by Amount in Row (11)
         --------------------------------------------------

         8.3%

14)      Type of Reporting Person (See Instructions)
---      -------------------------------------------

         IN

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

                                  SCHEDULE 13D


1.       Security and Issuer.
         --------------------

         This statement relates to the Common Stock, $.02 par value per share (the "Common Stock"), of Stanley Furniture Company, Inc., a Delaware corporation ("Stanley"), which has its principal executive offices at 1641 Fairystone Park Highway, Stanleytown, Virginia 24168.

2.       Identity and Background.
         ------------------------

         This statement is filed on behalf of Albert L. Prillaman whose business address is 1641 Fairystone Park Highway, Stanleytown, Virginia 24168.

         The present principal occupation of the undersigned is Chairman, President and Chief Executive Officer of Stanley.

         The undersigned confirms that he has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         The undersigned confirms that he has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The undersigned is a United States citizen.

3.       Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

         The undersigned received 38,897 shares of Common Stock (after adjustment for a one-for-two reverse stock split effective July 1,
         1993) as a result of the conversion of 44,444 shares of Stanley Holding Corporation 10% Cumulative Redeemable Preferred Stock and 197,592 shares of Stanley 10% Cumulative Redeemable Preferred Stock in the merger (the "Merger") of Stanley Acquisition Corporation, a Delaware corporation, into Stanley as described in Stanley's Proxy Statement/Prospectus dated October 13, 1992 (the "1992 Proxy Statement/Prospectus"). In each of September 1993 and May 1995, the undersigned purchased 10,000 shares of Common Stock for cash in the over-the-counter market. On December 2, 1994, the Compensation Committee of Stanley's Board of

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



         Directors awarded the undersigned a loan to acquire 50,000 shares under Stanley's Executive Loan Plan (the "Executive Loan Plan"), and the undersigned delivered a non-recourse promissory note payable to Stanley. The promissory note bears interest at the rate of 7.6% per annum. One tenth of the principal amount plus accrued interest was due each December 31 until 1998 and the remaining principal was due January 2, 1999. Pursuant to this loan under the Executive Loan Plan, the accrued interest plus one tenth of the initial principal amount was forgiven by Stanley each December 31 if the undersigned was still employed by Stanley. In December 1996, Stanley amended this loan to provide that one third of the remaining principal amount plus the accrued interest will be forgiven by Stanley on December 31 in 1996 through 1998 if the undersigned is still employed by Stanley. Upon a "change of control" (as defined in the Executive Loan Plan) the entire principal amount plus accrued interest is forgiven. Stanley has agreed to reimburse the undersigned for income taxes payable as a result of the forgiveness of interest and principal on the loan amount.

4.       Purpose of the Transaction.
         ---------------------------

         The Common Stock covered by this report was acquired (i) in connection with the Merger described in the 1992 Proxy Statement/Prospectus, (ii) as a result of currently exercisable options to acquire Common Stock, as described in Item 5 below, (iii) as a result of the undersigned's right to acquire Common Stock pursuant to the Executive Loan Plan and
         (iv) as a result of purchases in the over-the-counter market.

         Except as discussed below, the undersigned confirms that, as of the date of this statement, he has no plans or proposals which relate to or would result in any of the following:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

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




         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f) Any other material change in the issuer's business or corporate structure;

         (g)      Changes  in  the  issuer's  charter,   bylaws  or  instruments
                  corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.

         The undersigned may, from time to time, acquire additional shares, or sell shares, of Common Stock on the NASDAQ Stock Market or otherwise in the over-the-counter market.

5.       Interest in Securities of Stanley.
         ----------------------------------

         The undersigned is beneficial owner of 306,342 (or 8.3% of the outstanding) shares of Common Stock. Such number includes 197,445 shares which could be acquired upon exercise of options granted under the Stanley 1992 Stock Option Plan and the Stanley 1994 Stock Option Plan(together, the "Stock Option Plans") and 50,000 shares which could be acquired pursuant to the Executive Loan Plan. The undersigned has the sole power to vote or to direct the vote of the shares beneficially owned by him and the sole power to dispose or to direct the disposition of the shares beneficially owned by them; however, the undersigned may not sell or vote shares which may be acquired on exercise of options or pursuant to the Executive Loan Plan until such options are exercised or such loan is paid and the related Common Stock is issued.

         The undersigned has had no transactions in the class of securities beneficially owned by him in the sixty days on or before December 31, 1997, except that on such date he became beneficial owner of an additional 42,766 as a result of the vesting of options granted under the Stock Option Plans.



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



6.       Contracts,  Arrangements,  Understandings or Relationships with respect
         -----------------------------------------------------------------------
         to Securities of Stanley.
         -------------------------

         In November 1992, the undersigned and certain other stockholders of Stanley filed a Schedule 13D (the "1992 Schedule 13D") with respect to their ownership of Common Stock which reported, among other things, that Stanley and certain stockholders, including the undersigned, were parties to a Stockholders Agreement dated November 9, 1992. The Stockholders Agreement was terminated in connection with a public offering of the Common Stock in July 1993, and as a result of such termination, certain stockholders who joined in the filing of the 1992
         Schedule 13D, including the undersigned, terminated the 1992 Schedule 13D with respect to such stockholders. This Schedule 13D was originally filed concurrently with the termination of the 1992 Schedule 13D with respect to the undersigned to report his beneficial ownership of Common Stock.

         The undersigned is a party to a Loan and Stock Purchase Agreement in connection with the loan to acquire 50,000 shares under the Executive Loan Plan as described in Item 3.

         Stanley and certain stockholders, including the undersigned, have entered into a Registration Rights Agreement that provides for the registration of the Stanley Common Stock held by such stockholders at the expense of Stanley.

         Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 and any other person with respect to any securities of Stanley.

7.       Material to be Filed as Exhibits.
         ---------------------------------

         Exhibit A -       Loan  and  Stock  Purchase  Agreement,  dated  as  of
                           December   2,   1994,   by   Albert   L.    Prillaman
                           (incorporated   by  reference  to  Exhibit  10.20  to
                           Stanley's  Form 10-K for the year ended  December 31,
                           1994).

         Exhibit B -       First  Amendment to Loan and Stock Pledge  Agreement,
                           dated  December  31,  1996,  by Albert  L.  Prillaman
                           (incorporated   by  reference  to  Exhibit  10.27  to
                           Stanley's  Form 10-K for the year ended  December 31,
                           1996).

         Exhibit C -       Registration   Rights   Agreement  (incorporated  by
                           reference to Exhibit B to Schedule 13D filed November
                           19, 1992 by the undersigned and certain other Stanley
                           Stockholders  with  respect  to  ownership  of Common
                           Stock)



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


                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  March 18, 1998                       /s/  Albert L. Prillaman
                                            ------------------------
                                             Albert L. Prillaman





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